Exhibit 11

Direct Number: (216) 586-7254
May 18, 2011	cjhewitt@JonesDay.com
VIA EMAIL
Ki Yong Choi
36 Great Circle Dr.
Mill Valley, California 94941
Dear Mr. Choi:
     The Executive Committee of the Board of Directors of Cryo-Cell International, Inc. (the “Company”) is in receipt of your letter dated May 9, 2011 (the “May 9 Letter”), wherein you purport to nominate certain individuals for election to the Board of Directors of the Company at the Company’s 2011 Annual Meeting of Stockholders (the “2011 Annual Meeting”). On behalf of the Executive Committee, this letter serves as notice that because the nominations included in the May 9 Letter were not made in accordance with Article II, Section 10 of the Company’s Amended and Restated Bylaws, the nominations will not be considered at the 2011 Annual Meeting.
     Article II, Section 10(b) of the Company’s Amended and Restated Bylaws provides that “[n]ominations of persons for election as directors of the Company may be made only at an annual meeting of the shareholders (i) by or at the direction of the Board or (ii) by any shareholder that is a shareholder of record at the time of giving of notice provided for in this Section 10.” (emphasis added). Similarly, Article II, Section 10(c) of the Company’s Amended and Restated Bylaws provides that a shareholder’s notice must set forth or include “a representation that the shareholder giving the notice is a holder of record of stock of the Company ...” (emphasis added). In the May 9 Letter, you acknowledge that:
•	you are “the beneficial holder of shares of common stock of the Company held in [your] brokerage account with Charles Schwab & Co...”; and

•	“Cede & Co., as the nominee of The Depositary Trust Company, is the holder of record of the shares held in [your] brokerage account.”
     By your own admission, and as verified by the Company’s transfer agent, you were not a shareholder of record at the time you purported to give notice of your nominations pursuant to the May 9 Letter. As recently confirmed by the Court of Chancery of Delaware, “beneficial holders are not record holders.” Kurz v. Holbrook, 989 A.2d 140, 174 (Del. Ch. 2010), aff’d in part and rev’d in part, Crown EMAK Partners, LLC v. Kurz, 992 A.2d 377 (Del. 2010). Because you were not a shareholder of record (and because you did not represent yourself to be one) at the time you purported to give notice of your nominations pursuant to the May 9 Letter, the May 9 Letter does not comply with the advance notice provisions in Article II, Section 10(b) of the

Ki Yong Choi	JONES DAY
May 18, 2011

Company’s Amended and Restated Bylaws. This defect in your notice cannot be cured. Consequently, the nominations included in the May 9 Letter will not be considered at the 2011 Annual Meeting.
     Furthermore, the deadline for shareholders of record to timely submit nominations under Article II, Section 10(b) of the Company’s Amended and Restated Bylaws for the 2011 Annual Meeting has passed as the Executive Committee currently intends to set the meeting date for the 2011 Annual Meeting within 30 calendar days of the anniversary of the 2010 Annual Meeting of Stockholders. No further nominations will be considered at this time for the 2011 Annual Meeting.
     If you have any questions about the foregoing, please contact the undersigned at 216.586.7254 or Bill Haubert of Richards, Layton & Finger, P.A., at 302.651.7559.
Very truly yours,
Christopher J. Hewitt

cc:	Andrew J. Filipowski, Chairman, Executive Committee
William J. Haubert, Richards, Layton & Finger, P.A.
Richard Smith, Orrick, Herrington & Sutcliffe LLP
Karen Dempsey, Orrick, Herrington & Sutcliffe LLP